INOVA TECHNOLOGY
233 WILSHIRE BLVD., SUITE 400
SANTA MONICA, CA 90401

Linda van Doorn
US Securities and Exchange Commission
Washington, DC 20549

Re: File 0-27397

August 31, 2008

Ms. Van Doorn,

We have completed our recent filings and purchase of a new company and are returning our attention to the open items from your letter of January 9, 2008.

1.
Attached are the restatements that reflect the change to compensation expense for management fees and the recognition of goodwill temporarily on the books for the period that the registrant held the Web’s Biggest entity. These will be filed on Edgar once you have confirmed there are no more open items related to these inquiries.

The company determined that the original accounting for the merger with Web’s Biggest was incorrect. The company should have accounted for the merger as a reverse acquisition whereby the shares retained by the registrant’s shareholders would be fair valued using the closing price of the registrant’s shares (purchase price) and compared to the fair value of the net assets at the time of merger. The company determined the purchase price was (70,425,950 shares x 6/1/05 closing price of $.035 = $2,464,908). The fair value of the net assets was $(508,037) resulting in goodwill of $2,972,945. Therefore the net assets and equity will be increased by this amount.

2.	As discussed with Jorge Bonilla we would also like the receipt of this correspondence to permit the review and approval of the pending proxy by your legal division.

3.
The issue regarding the filing of David Lanter’s audit report is on an entity which was disposed of on December 1, 2006. We no longer have access to the records of the company. Furthermore, the PCAOB auditor at the time, George Brenner, has retired for health reasons and is no longer in capacity to perform audits. With neither of these available it is impracticable and irrelevant to perform additional work.

4.
David Lanter was not an official auditor for Web’s Biggest for SEC purposes. His work was a one-time audit of a company’s historical information, for periods prior to it being affiliated with the registrant.

5.	There has now been a formal valuation of Edgetech’s goodwill performed and this provides support for the fair value of the shares as an indicator of the fair value of the transaction.

5.
Inova recorded goodwill of $2,612,304 and intangible asset of $360,641 through additional paid in capital. Inova also recorded $230,410 amortization of intangible asset through reduction of retained earnings. An impairment analysis at April 30, 2008 has been undertaken and a reduction to goodwill of $324,310 has been booked.

7.
We recorded the assets of Data Management at historical cost because the transaction was one among related entities under common control per SFAS 141. The ownership of DM was 100% Paul Aunger and Adam Radly prior to the transfer. Due to cost and low amount of assets there was no outside valuation done. In the absence of this cost value was utilized.

8.	Attached. For 9, the pre-purchase ownership split of DM was 50% Adam Radly, 50% Paul Aunger (and related entities-Advisors, Southbase).

The pre-purchase amounts for the registrant were < 1 % Adam Radly, 90% Paul Aunger (and related entities).

9.	For number 11, we will refile the DM 8K as soon as we have your go-ahead on the above items.

Regards,

Bob Bates, CFO

DM

Pre	100% Paul Aunger/Adam Radly

Post	100% Registrant

Registrant

Pre	Advisors, LLC

Post	Adam Radly/Southbase

Advisors, LLC: Paul Aunger

Southbase: Adam Radly

1. Understood. Our responses will be submitted through the EDGAR system as requested.

2.The total fair value for fiscal 2006 totaled $180,000 ($15,000 per month from May 2005 through April 2006) which resulted in higher net income of 26% and net income per share of 0%. It would have a net zero impact on the Balance Sheet, Statement of Stockholder Deficit and Cash Flows for April 2006. The total fair value for fiscal 2007 totaled $105,000 ($15,000 per month from May 2006 through November 2006) which resulted in a net loss of 8% more and net income per share of 0%. It would have a net zero impact on the Balance Sheet, Statement of Stockholder Deficit and Cash Flows for April 2006.

3.**SEC Release Nos. 33-8587 was effective** August 22, 2005. The following quote is from the 2006 National AICPA Conference "A shell company reverse merger is considered to be like an initial registration under the 1934 Act for the OpCo accounting acquirer. As such, the financial statements of the OpCo are viewed as issuer financial statements and should be audited for all periods following *PCAOB standards*, not US GAAS standards. However, note that the audit firm is not required to be PCAOB registered until they issue an audit report that is dated after the consummation of the reverse merger."

It goes on to say "This differs from a reverse merger between two operating companies where the legal acquiree is a private company. For those mergers, the legal acquiree/accounting acquirer financial statements may be audited following US GAAS because the financial statements are Regulation S-X 3-05 financial statements, not those of an issuer or a predecessor to an issuer. Of course, financial statements in 10-Ks or 10-Qs filed after the merger took place would need to be audited or reviewed following PCAOB standards for all periods, as the financial statements now are those of an issuer."

Isn't it the case here that the transaction and audit report were dated prior to the change in rules per the release above and therefore this type of transaction would have been subject to Regulation S-X 3-05 as is noted in the preceding paragraph and that the report could be filed using a non PCAOB registered firm. Furthermore, David Lantern is in the process of becoming PCAOB registered.

4.We will amend the 10KSB to include the appropriate disclosure required under Rule 304 regarding the change of auditors of the acquirer from Lanter to Dohan to Brenner.

5.The Company has determined that the original accounting for the merger with WB was incorrect. Because the registrant had operations prior to the merger with WB and continued those operations post merger, the Company should have accounted for the merger with WB as a Reverse Acquisition whereby the shares retained by the registrant's shareholders in the WB transaction would be fair valued using the closing price of the registrant's shares (purchase price) and compared to the fair value of the net assets of the registrant at the time of merger with WB. The company proposes amending the disclosure in the April 30, 2007 10KSB and all associated accounting. The company also proposes amending and restating the July 31, 2007 10QSB and January 31, 2007 10QSB and filing the October 31, 2007 10QSB with these changes incorporated.

6.

7.The hardware sales were a peripheral activity of the company. The company did not have resources or locations exclusively dedicated to this activity. This activity was residual from primary activity sales and customers. When the company determined this passive activity was not profitable, the company ceased the activity. We've considered FAS 141 and par 41 and have determined the hardware activity did not meet the definition of a 'component of an entity' as this activity did not comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the entity.

8. We will amend the 10KSB and provide disclosures required by FAS 109 regarding tax disclosures.

9. Our response is as follows:

   a. There has been some confusion here. There is no WB LLC. Edgetech owns WB Inc, which owns WB Ltd. The accounting was all consolidated appropriately.

   b. Income is reflected as a liability because the company collects monies from customers in advance, on a subscription basis. The income has not been earned yet so is recorded as deferred income.

   c. These should be listed as operating activities

10.

a.Pre merger:

i.Adam Radly and Paul Aunger controlled Data Management

ii.Paul Aunger controlled Advisors LLC who controlled the registrant

Post merger:

Adam Radly controlled the registrant

b. Southbase LLC is controlled by Adam Radly . Advisors LLC is controlled by Paul Aunger. Southbase International, Ltd is controlled by Adam Radly

c. As explained in our response #12 below, we believe the third bullet of comment 10 is no longer applicable

d. As explained in our response #12 below, we believe the third bullet of comment 10 is no longer applicable

11. a.Convertible Preferred Stock converts into 25.3533 common shares per preferred share, it simply presents the formula if such a transaction is undertaken

b.We acknowledge the disclosure is not clear and has errors. The 70.3 million common shares is separate from the 25 million convertible preferred shares. The 70.3 million shares were shares held by the Edgetech shareholders prior to the merger with WB. These shares were retained by the Edgetech shareholders and the WB shareholders received 25 million convertible preferred shares that were converted at 25.3533 common shares per preferred share in Fiscal 2007 into 633,833,500 shares of common stock. These 25 million convertible preferred shares are different than the 25 million convertible preferred shares issued and received in the DM/WB transaction in October 2006.

c.We acknowledge the disclosure is not clear and has errors. There are separate transactions with the preferred shares. The first 25 million convertible preferred shares were issued in June 2005 as part of the WB merger. The 70.3 million common shares were shares held and retained by the original shareholders of Edgetech prior to the reverse merger with WB and were outstanding prior and post merger with WB. The 25 million convertible preferred shares given to the previous WB owners were converted in fiscal 2007 into 633,833,500 shares of common stock. In October 2006, the Company issued the previous owners of DM 25 million convertible preferred shares for 100% of DM. In October 2006, the previous owners of DM gave the company the 25 million convertible shares back in exchange for the company selling them WB.

12. In December 2006, the Company purchased all of the outstanding shares of Data Management, Inc. However, upon further review, the Company determined that Data Management, Inc. did not meet the definition of a business when considering FAS 141, par. 9, EITF 98-3 and Rule 11-01(d) of Regulation S-X. We've analyzed Data Management, Inc. under all of the above as follows:

What we purchased includes:

- ~$20K of computer equipment
- List of customers but not contracts. IMSS might refer work to us, but the work is maintenance work which IMSS still does and would only refer work if they could not employ their own resources to handle demand.

What we purchased does not include:

- employees
- facilities
- sales force
- market distribution system
- customer base